UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Odonate Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

676079106
(CUSIP Number)

Kevin Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 676079106	13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,157,914
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,086,038
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,157,914
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 52.9%
14	Type of Reporting Person PN

CUSIP NO. 676079106	13D	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,157,914
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,086,038
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,157,914
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 52.9%
14	Type of Reporting Person OO

CUSIP NO. 676079106	13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,157,914
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,086,038
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,157,914
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 52.9%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 3 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2017, and amended on August 24, 2018 and November 9, 2018 (as amended, the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Odonate Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Items 3, 5 and 6 of the Statement are hereby amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since November 9, 2018, the Reporting Persons have expended an aggregate of approximately $5,655,000 to purchase 363,700 shares of the Issuer’s Common Stock. Such purchases were effected through the open market. The Common Stock was acquired in the ordinary course of business. Subject to the following paragraph, Tang Capital Partners, LP used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source.

Tang Capital Partners, LP maintains commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	14,157,914 shares, representing 52.9% of the class
Tang Capital Management, LLC	14,157,914 shares, representing 52.9% of the class
Kevin Tang	14,157,914 shares, representing 52.9% of the class

Tang Capital Partners, LP is the beneficial owner of 14,157,914 shares of the Issuer’s Common Stock. Tang Capital Partners, LP shares voting and dispositive power over such shares of Common Stock with Tang Capital Management, LLC and Kevin Tang. Subject to the arrangements described in Item 6 of this Statement, the shares reported as beneficially owned by the Reporting Persons include a total of 1,226,161 shares of Common Stock that are held of record by Odonate Holdings, LLC (“Holdings”). Holdings has granted a proxy to Tang Capital Partners, LP giving Tang Capital Partners, LP the authority to vote 154,285 shares. Holdings has also granted a proxy to the Issuer giving the Issuer the authority to vote 2,025,649 shares in the same proportion as the votes cast by other holders of the Issuer’s Common Stock. Of the 2,025,649 shares, Tang Capital Partners, LP controls the voting of 1,071,876 shares based on its proportional ownership in the Issuer.

The percentages used herein are based upon 26,755,850 shares of Common Stock outstanding as of March 11, 2019.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin Tang.

Kevin Tang, as the manager of Tang Capital Management, LLC, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners, LP. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners, LP and Tang Capital Management, LLC.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	14,157,914 shares
Tang Capital Management, LLC	14,157,914 shares
Kevin Tang	14,157,914 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin Tang	0 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	13,086,038 shares
Tang Capital Management, LLC	13,086,038 shares
Kevin Tang	13,086,038 shares

(c)          The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days.

Entity	Transaction	Trade Date	Shares	Price/Share

Tang Capital Partners, LP	Purchase	March 7, 2019	19,036	$16.5627[1]
Tang Capital Partners, LP	Purchase	March 7, 2019	964	$17.1526[2]
Tang Capital Partners, LP	Purchase	March 7, 2019	20,000	$17.4955[3]
Tang Capital Partners, LP	Purchase	March 8, 2019	22,863	$18.1039[4]
Tang Capital Partners, LP	Purchase	March 8, 2019	77,137	$18.9361[5]

(d)       N/A.

(e)       N/A.

_________________________

1 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $16.13 to $17.12. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in Footnotes 1 through 5 herein.

2 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $17.13 to $17.22.

3 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $17.25 to $17.59.

4 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $17.55 to $18.51.

5 The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $18.55 to $19.54.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously provided in response to Item 6 is hereby amended and restated by replacing the text thereof in its entirety with the following:

Reference is made to the relationships described in Item 5(a) of this Statement.

The Reporting Persons have entered into a Joint Filing Agreement. See Item 2.

The shares reported as beneficially owned by the Reporting Persons include a total of 1,226,161 shares of Common Stock that are held of record by Holdings as of the date this Statement is filed. Holdings has granted a proxy to: (a) Tang Capital Partners, LP giving Tang Capital Partners, LP the authority to vote 154,285 shares; and (b) the Issuer giving the Issuer the authority to vote 2,025,649 shares in the same proportion as the votes cast by other holders of the Issuer’s Common Stock. Of the 2,025,649 shares, Tang Capital Partners, LP controls the voting of 1,071,876 shares based on its proportional ownership in the Issuer. The proxy terminates upon the transfer or distribution of the shares subject to the proxy or the written agreement of the parties. The foregoing description is only a summary and is qualified in its entirety by reference to the complete text of the proxy, the form of which is filed as Exhibit 2 hereto.

Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities. Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

March 12, 2019

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang